Exhibit 99.1

Sundance Energy Australia Limited Reports First Quarter 2017 Results

DENVER, CO May 15, 2017 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, reported its first quarter 2017 financial and operations results.

First Quarter 2017 Financial Results

•                  Adjusted EBITDAX of $13.8 million, or 59.4 percent of Adjusted EBITDAX Margin, and net income for the period of $2.5 million.

•                  Total revenue of $23.2 million, more than doubled as compared to the same prior year period, primarily driven by higher product pricing, which increased 79%.

•                  Cash operating costs increased 22% to $14.93/Boe for the quarter, as compared to $12.25/Boe for the same prior year period. The increase was primarily caused by increased lease operating and workover expense incurred to resolve field operational issues from the fourth quarter of 2016 and increased production taxes due to higher product pricing.

•                  Operating cash flow totaled $19.0 million for the first quarter.

•                  As of March 31, 2017, the Company’s oil hedges covered a total of 1.6 million bbls through 2019 with a weighted average floor of $49.88 and ceiling of $58.07.

•                  Cash on hand, pro forma for the sale of its Oklahoma assets, totaled $29.0 million as of March 31, 2017.

•                  Borrowing base on its revolving credit facility was reaffirmed at $67 million.

Operational Highlights

•                  Resolved majority of field operational issues from the fourth quarter of 2016.

•                  Net production for the quarter, including flared, gas was 6,685 Boe/d, in line with its expectations for the quarter.  The Company expects full year production of 7,700-8,500 Boe/d.

•                  The Company anticipates second quarter 2017 production to be 5,300-5,700 boe/d.  The expected decline is caused by approximately 1,000 boe/d of production declines from wells producing as of December 31, 2016 (“PDP Wells”) and the sale of approximately 650 boe/d with the Oklahoma asset sale.  In the second half of 2017, the expected decline from PDP Wells drops to approximately 9.5% per quarter.

•                  The Company has begun flow back on 4 gross (4 net) wells through the second quarter that will all produce for portions of the second quarter.  These new wells will partially offset the production declines.

•                  An additional 8 gross (7.7 net) wells will begin production throughout the third quarter of 2017 and 3 gross (3.0 net) wells in the fourth quarter of 2017.  These wells will drive production growth for the Company in the second half of 2017.

•                  Capital expenditures totaled $25.8 million for the first quarter which included drilling 6 wells, completing 3 wells and commencing drilling of 3 additional wells.

•                  The Company entered into an agreement to sell its Oklahoma assets during the first quarter, which closed on May 8, 2017 for net proceeds of $16.6 million.

•                  The Company has updated initial production rates on the two wells in the table below:

Well	County	Oil Rate bod	Gas Rate mcfd	Boe/d	Choke 1/64”	Comments
Woodward EFS 4H	McMullen	566	2,188	931	12	24 hours
Peeler Ranch 11 HD	Atascosa	1,010	420	1,080	16	24 hours

The following tables present certain production, per unit metrics and Adjusted EBITDAX that compare results of the corresponding quarterly reporting periods:

	Three Months Ended			% Change
Unaudited	31-Mar-17	31-Dec-16	31-Mar-16	Sequential Quarter	Qtr.-over- Qtr
Net Sales Volumes
Oil (Bbls)	398,634	447,501	331,261	-11%	20%
Natural gas (Mcf)	770,845	1,189,003	596,283	-35%	29%
NGL (Bbls)	68,046	97,564	84,033	-30%	-19%
Total Boe (1)	595,154	743,233	514,675	-20%	16%

Average Daily Volumes
Average daily production (Boe), including flared gas (2)	6,685	8,161	6,304	-18%	6%

Product Price Received
Total price received (per Boe)	$39.04	$33.55	$21.86	16%	79%
Total realized price (per Boe)(3)	$38.11	$33.44	$31.31	14%	22%

(1)  The quarter ended March 31, 2017 includes 53,803 Boe (598 Boe/d)  from the Company’s Oklahoma assets which were divested of on May 8, 2017.

(2)  Includes flared gas of of 38,862 Mcf, 45,420 Mcf and 353,703 Mcf for the three months ended March 31, 2017, December 31, 2016 and March 31, 2016, respectively.

(3) Includes realized gains/losses on hedging of $0.5 million loss, $0.1 million loss and $4.9 million gain for the three months ended March 31, 2017, December 31, 2016 and March 31, 2016, respectively.

UNIT COST ANALYSIS

	Three Months Ended			% Change
Unaudited	31-Mar-17	31-Dec-16	31-Mar-16	Sequential Quarter	Qtr.-over- Qtr
Revenue/Boe	$39.04	$33.55	$21.86	16%	79%
Lease operating expenses/Boe	(7.16)	(6.19)	(5.79)	16%	24%
Production taxes/Boe	(2.36)	(1.75)	(1.48)	35%	59%
Cash G&A/Boe(1)	(5.41)	(3.90)	(4.98)	39%	9%
Net per Boe	24.11	21.71	9.61	11%	151%

Adjusted EBITDAX(2)	13,804	15,867	9,841	-13%	40%
Adjusted EBITDAX Margin (3)	59.4%	63.6%	87.5%	-7%	-32%

(1)  Cash G&A represents general and administrative expenses incurred less equity-settled share based compensation expense, which totaled $0.6 million, $0.7 million and $0.6 million for the three months ended March 31, 2017, December 31, 2016 and March 31, 2016, respectively.

(2) See reconciliation of income attributable to owners of the Company to Adjusted EBITDAX included at end of release.

(3) Adjusted EBITDAX Margin represents Adjusted EBITDAX as a percentage of revenue during the period.

Condensed Consolidated Financial Statements

The Company’s condensed consolidated financial statements are included below.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Three Months Ended
Unaudited (US$000s)	March 31, 2017
Revenue	$23,233
Lease operating and production tax expense	(5,664)
Depreciation and amortisation expense	(14,159)
General and administrative expenses	(3,771)
Gain on commodity hedging, net	6,580
Finance costs, net of amounts capitalized	(3,107)
Other income, net	6

Income before income tax	3,118

Income tax expense	(651)

Income attributable to owners of the Company	$2,467

CONDENSED CONSOLIDATED BALANCE SHEETS

(US$000s)	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
Cash	$12,381	$17,463
Trade and other receivables	6,803	14,990
Other current assets	4,238	4,078
Assets held for sale(1)	18,242	18,309
Total current assets	41,664	54,840

Oil and gas properties	387,670	374,286
Other assets	2,974	2,962
Total assets	$432,308	$432,088

Current liabilities	$32,019	$30,879
Liabilities held for sale(1)	941	941
Total current liabilities	32,960	31,820
Total current liabilities
Credit facilities, net of financing fees	187,496	188,249
Other non current liabilities	10,995	14,196
Total liabilities	$231,451	$234,265

Net Assets	$200,857	$197,823
Equity	$200,857	$197,823

(1) The Company’s Oklahoma assets (and related liabilities) were classified as held for sale as of March 31, 2017 and December 31, 2016.  The sale of these assets closed on May 8, 2017 for net proceeds of $16.6 million.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Unaudited (US$000s)	Three Months Ended March 31, 2017
Operating
Receipts from sales	$25,525
Payments for operating and administrative expenses	(9,503)
Payments for commodity derivative settlements	(839)
Other, net (1)	3,850
Net cash provided by operating activities (2)	19,033

Investing
Payments for development expenditures	(16,073)
Payments for exploration expenditures	(1,409)
Other	(100)
Net cash used in investing activities	(17,582)

Financing
Interest paid, net of capitalized portion	(5,595)
Repayments for borrowings	(949)
Net cash used in financing activities	(6,544)

Cash beginning of quarter	17,463
FX effect	10
Cash at end of quarter	$12,380

(1)  Includes income tax refund (net) of $3.9 million.

(2) Net cash provided by operating activities exceeded Adjusted EBITDAX during the quarter primarily due to the collection of the income tax refund noted above, and timing of revenue collection from non-operated properties.

Conference Call

The Company will host a conference call for investors on Monday, May 15, 2017, at 4:00 p.m. Mountain Time (Tuesday 8:00 a.m. AEDT).  Interested investors can listen to the call via webcast at http://www.sundanceenergy.net/events.cfm.  The webcast will also be available for replay on the Company’s website.

Additional Information

We define “Adjusted EBITDAX” as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share based compensation and income, gains and losses on commodity hedging, net of settlements of commodity hedging and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or items that are non-recurring.

Below is a reconciliation from the net income attributable to owners of the Company to Adjusted EBITDAX:

Unaudited (US$000s)	Three Months Ended March 31, 2017
Income attributable to owners of Sundance	$2,467
Income tax expense	651
Finance costs, net of amounts capitalized	3,107
Gain on derivative financial instruments, net	(6,580)
Settlement of commodity hedging	(552)
Depreciation and amortization	14,159
Noncash share-based compensation	552
Adjusted EBITDAX	$13,804

The Company reports under International Financial Reporting Standards (IFRS).   All amounts are reported in US dollars unless otherwise noted.

The Company’s full Unaudited Activities Report as filed with the Australian Securities Exchange (ASX) and Securities and Exchange Commission on Form 6-K for the Quarter Ended March 31, 2017 can be found at www.sundanceenergy.net.

The Company’s 2016 Annual Report as filed with the ASX and Form 20-F as filed with the SEC can be found at www.sundanceenergy.net.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like

“anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States Eric McCrady, Managing Director Tel: +1 (303) 543 5703	Australia Mike Hannell, Chairman Tel: +61 8 8363 0388